

8x8 Names Daniel Weirich Acting Chief Financial Officer

SANTA CLARA, CA – June 21, 2006 - 8x8, Inc. (Nasdaq:EGHT), the Packet8 broadband Voice over Internet Protocol (VoIP) and videophone communications service provider, today announced that Daniel Weirich has been named its acting chief financial officer, vice president of finance and secretary, effective June 20, 2006.

Mr. Weirich, who succeeds outgoing CFO James Sullivan, was previously 8x8's vice president of operations and will maintain this position, along with his new appointments, while the company continues an external search for a permanent CFO.

Prior to 8x8, Weirich served as a business development, finance and operations consultant in the United States and Asia, managing acquisition and restructuring initiatives for a number of IT and telecommunications firms. As Vice President of Business Development and Vice President of Sales, Asia at iAsia Works, Inc., Weirich engineered a re-start of the company and expanded it into a provider of Internet access, co-location and managed services across Asia, growing the company's operations to thirteen countries and annualized revenues to $40 million. Weirich also served as Acquisition Integration Manager for Business Markets at Qwest Communications International, Inc. and Financial Analyst for Phoenix Network, Inc.

"Dan is a skilled financial executive with the vision and expertise needed to support our short and long term growth strategies," said 8x8 Chairman and CEO Bryan Martin. "His extensive background and financial capabilities will be invaluable in positioning 8x8 for continued growth and future success."

About 8x8, Inc.

VoIP (voice over internet protocol) service provider 8x8, Inc. offers internet-based telephony solutions (www.packet8.net) for individual residential and business users as well as small to medium sized business organizations. In addition to regular Packet8 VoIP service plans, priced as low as $19.99 per month for unlimited anytime calling to the U.S. and Canada, 8x8 offers the Packet8 VideoPhone, the industry's first stand alone broadband consumer videophone with worldwide video calling for $19.99 per month. Packet8 Virtual Office, 8x8's VoIP solution for small to medium sized businesses, is a hosted PBX service comprised of powerful business class features. For additional company information, visit 8x8's web site at www.8x8.com.

NOTE: 8x8, the 8x8 logo, Packet8, the Packet8 logo and Packet8 Virtual Office are trademarks of 8x8, Inc. All other trademarks are the property of their respective owners.

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MEDIA RELATIONS CONTACTS:
Joan Citelli
JCitelli@8x8.com
(408) 687-4320